UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  000-54641

MODERN TIMES GROUP MTG AB (publ)
(Exact name of registrant as specified in its charter)

Skeppsbron 18 P.O. Box 2094 SE-103 13 Stockholm Sweden Phone: +46 (0) 8 562 000 50
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B shares, nominal value SEK 5 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.           Exchange Act Reporting History.

A.           Modern Times Group MTG AB (publ) (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 4, 2012.

B.           The Company has filed or submitted all reports required under Exchange Act section 13(a) or 15(d) and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this form.  The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.           Recent United States Market Activity.

The Company’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended during the preceding 12 months.

Item 3.           Foreign Listing and Primary Trading Market.

A.           The Company’s Class B shares (the “Shares”) are listed on the NASDAQ OMX Stockholm Large Cap list of the NASDAQ OMX Nordic market in Stockholm, Sweden.  The foreign jurisdiction that constitutes the primary trading market for the Shares is the Kingdom of Sweden.

B.           The Company’s Shares have been continually listed on the NASDAQ OMX Nordic market in Stockholm, Sweden, or its predecessor Swedish stock exchange (Stockholmsbörsen), since September 18, 1997.  The Company has maintained a listing of the Shares on the NASDAQ OMX Nordic market for at least the 12 months preceding the filing of this Form.

C.           The percentage of trading of the Company’s Shares that took place in, on or through the facilities of a securities market or markets in Sweden during the 12-month period starting on June 1, 2012 and ending on May 31, 2013 was 100%.

Item 4.           Comparative Trading Volume Data.

A.           The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is June 1, 2012 and the last date of such period is May 31, 2013.

B.           The average daily trading volume (“ADTV”) of the Company’s Shares both in the United States and on a worldwide basis for the 12-month period described in Item 4.A is 0 and 359,517, respectively.

C.           For the 12-month period described in Item 4.A, the ADTV of the Company’s Shares in the United States as a percentage of the ADTV of the Company’s Shares on a worldwide basis is 0%.

D.           The Company’s Shares (in the form of ADSs) were delisted from the NASDAQ National Market effective as of the close of trading on December 31, 2003.  More than 12 months has elapsed from the date of such delisting.

E.           The Company terminated its sponsored ADR facility with The Bank of New York on February 13, 2004.  More than 12 months has elapsed from the date of such termination of the ADR facility.

F.           The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg Professional. Bloomberg Professional is the source of the U.S. trading volume information and the source of the worldwide trading volume information.

Item 5.           Alternative Record Holder Information.

Not applicable.

Item 6.           Debt Securities.

Not applicable.

Item 7.            Notice Requirement.

On June 20, 2013, the Company published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act.  This press release was circulated by all of the major financial news wire services in the United States.  A copy of the press release is attached hereto as Exhibit 1.

Item 8.           Prior Form 15 Filers.

Not applicable.

PART II

Item 9.            Rule 12g3-2(b) Exemption.

The Company will continue to publish English language financial reports, financial statements, press releases and stockholder information, which will be available on its web site (www.mtg.se) in accordance with Rule 12g3-2(b) under the Exchange Act.

PART III

Item 10.         Exhibits.

Item

1.           Press release dated June 20, 2013.

Item 11.         Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The ADTV of its subject class of securities in the United States exceeded 5 percent of the ADTV of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Modern Times Group MTG AB (publ) has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Modern Times Group MTG AB (publ) certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Mathias Hermansson
	Name:	Mathias Hermansson
	Title:	Chief Financial Officer

Date: June 20, 2013